FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	January	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Rogers Wireless and RIM Launch the New GPS-enabled BlackBerry Pearl 8110 Smartphone	3
2.	Red BlackBerry 8830 World Edition Smartphone Lets Verizon Wireless Customers Travel The Globe In Style	3
3.	BlackBerry Professional Software Offers Verizon Wireless Customers a Cost-Effective Enterprise-Grade Mobile Solution	3

Document 1

January 31, 2008

FOR IMMEDIATE RELEASE

Rogers Wireless and RIM Launch the New GPS-enabled BlackBerry Pearl 8110 Smartphone

Small and stylish smartphone lets users shoot video, download music directly from Rogers MusicStore and stay on track with built-in GPS

Toronto and Waterloo, ON, Jan.31/CNW/ – Rogers Wireless (TSX: RCI; NYSE:RCI) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new BlackBerry® Pearl™ 8110 smartphone. In addition to providing customers with the industry’s leading mobile messaging solution, the BlackBerry Pearl 8110 is packed with multimedia features and now includes built-in Global Positioning System (GPS) with mapping software, making it an ideal smartphone for both consumers and business users, on Canada’s most reliable wireless network.

The BlackBerry Pearl 8110 smartphone is small, stylish and incredibly versatile. It features RIM’s popular SureType® keyboard system, which has been enhanced to include word completion and a spell checker. Alongside built-in GPS, exceptional mobile messaging and impressive multimedia capabilities, the BlackBerry Pearl 8110 also includes an enhanced visual interface.

“As the leading wireless carrier in Canada, Rogers is thrilled to offer the BlackBerry Pearl 8110,” said John Boynton, Senior Vice President and Chief Marketing Officer, Rogers Wireless. “When we first launched the original BlackBerry Pearl in October 2006, it instantly became one of our most popular devices. We have a history of bringing best-in-class handsets as a Canadian first and the new BlackBerry Pearl 8110 is the perfect example with its enhanced functionality, sleek interface and brand new colour.”

“Built-in GPS adds another powerful and practical dimension to the user experience,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The new BlackBerry Pearl 8110, with its stylish design and impressive communications, multimedia and navigation capabilities, is an exceptional smartphone for both business and personal use.”

Available from Rogers Wireless in an attractive blue finish, the new BlackBerry Pearl 8110 smartphone features:

•	An ultra-sleek design measuring 107mm x 50mm x 14mm and weighing 91 grams
•	Built-in GPS with BlackBerry® Maps and support for TeleNav® GPS Navigator, which provides audible turn-by-turn directions
•	A 2 megapixel camera with 5x digital zoom and built-in flash
•	Video capture capability, allowing users to record video at up to 15 fps (frames per second)
•

Premium phone features including enhanced noise cancellation to offset background noise, a low-distortion speakerphone, and Bluetooth® (2.0) support for hands-free use with headsets, car kits, stereo headsets and other Bluetooth peripherals

•	SureType™ keyboard technology, now including word completion and spell checker

•	An advanced media player, perfect for listening to music and watching videos; also allows playlists to be created directly on the handset
•	A 3.5mm stereo headphone jack, support for the Bluetooth stereo audio profile (A2DP/AVRCP), and dedicated volume controls
•	An externally accessible microSD/SDHC expandable memory slot for additional storage (8GB microSD/SDHC cards are now available on the market)
•	Support for downloading music directly to the smartphone through Rogers MusicStore
•	Instant Messaging with BlackBerry® Messenger, Google® Talk and Yahoo!® Messenger pre-loaded
•	Easy access to the Facebook® for BlackBerry® Smartphones application, enabling fast, streamlined and optimized mobile access to the popular Facebook social utility
•	Ability to download applications such as Spinvox (convert voice messages to text) and Yahoo! Go (access sports, weather, entertainment news and upload and view pictures on Flickr)
•	Easy access to Texas Hold’em, the first subscription-based community game for BlackBerry users
•	An enhanced visual interface; emails, calendar entries, and web pages are even more visually appealing
•

BlackBerry® Desktop Manager software, which includes Roxio® Media Manager for BlackBerry®, a powerful media manager application that allows users to easily search for media files on their computer, view and organize them, create MP3 music files from CDs, add audio tags and album art, create playlists and copy or convert pictures, music and videos for optimal playback

•	Support for High Speed USB, allowing users to transfer music, videos, pictures and other files from their computer onto the handset at speeds of up to 10 MB/sec.
•	BlackBerry® Internet Service support that allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
•	BlackBerry® Enterprise Server support for enterprise deployments, enabling advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments.

The BlackBerry Pearl 8110 from Rogers Wireless also comes with a variety of in-box accessories including stereo headset, travel charger and a 1GB microSD memory card for storing pictures, music and videos.

Pricing & Availability

The BlackBerry Pearl 8110 retails for $249.99 with activation on any combination of 3 year voice plan and 3 year BlackBerry data plan from Rogers. Some conditions apply.

For more information on the BlackBerry Pearl 8110 smartphone, please visit www.blackberrypearl.com or www.rogers.com/8110.

About Rogers Wireless

Rogers Wireless provides wireless voice and data communications services across Canada to more than 7 million customers under both the Rogers Wireless and Fido brands. Proven to operate Canada's most reliable wireless voice and data communications network, Rogers Wireless is Canada's largest wireless provider and the only carrier operating on the global standard GSM and highly advanced HSPA technology platforms. In addition to providing seamless roaming in more than 200 countries around the world with its GSM based services, Rogers Wireless also provides wireless broadband services across Canada utilizing its 2.5GHz fixed wireless spectrum. The company is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RCI), a diversified Canadian communications and media company. For further information, please visit

www.rogers.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications.  RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.  RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.  Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific.  RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).  For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:

Odette Coleman

Rogers Wireless

416-935-6441

odette.coleman@rci.rogers.com

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

January 31, 2008

FOR IMMEDIATE RELEASE

RED BLACKBERRY 8830 WORLD EDITION SMARTPHONE LETS VERIZON WIRELESS CUSTOMERS TRAVEL THE GLOBE IN STYLE

BASKING RIDGE, N.J. – Whether travels to London, China, Australia, or beyond are on the 2008 travel schedule, Verizon Wireless customers can now add a touch of style to their world travel with their favorite globe-trotting wireless companion: the BlackBerry® 8830 World Edition Smartphone in red. This sophisticated smartphone offers Verizon Wireless customers a powerful global wireless experience in a stylish red finish. The BlackBerry 8830 World Edition in red will be available online at www.verizonwireless.com and through Business Sales channels tomorrow.

Perfect for the fashionable world-traveling professional, the BlackBerry 8830 World Edition in red and Verizon Wireless’ Global BlackBerry service allow customers to access e-mail and place and receive domestic and international calls in Asia, Australia, Europe, the Middle East, North America, and parts of Africa. The BlackBerry 8830 World Edition in red features a large high-resolution color display and intuitive trackball navigation to help Verizon Wireless customers easily view e-mails, attachments, videos, and Web sites, and a back-lit QWERTY keyboard that makes it easy to send e-mail responses or instant messages with Mobile IM. The thin, stylish smartphone also offers the following capabilities and features:

•	EV-DO/GPRS network connection for high-speed data transfer in more than 90 countries
•	GSM/GPRS (900/1800 MHz) for continued voice and e-mail while traveling internationally
•	Auto-selection of CDMA/GSM Mode
•	Built-in navigation to support VZ NavigatorSM for audible turn-by-turn directions in the U.S.
•	Bluetooth® wireless technology support for certain profiles, including stereo (A2DP)
•	Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD)
•	Media player
•	Speakerphone
•	Expandable memory storage option with microSD™/SDHC™ card slot (card sold separately)

Global BlackBerry Service from Verizon Wireless

Global BlackBerry service from Verizon Wireless allows customers to use their BlackBerry 8830 smartphones to make and receive calls from more than 185 countries and to send and receive e-mails in the United States, Canada, Mexico, and more than 100 countries worldwide. With Global BlackBerry service, Verizon Wireless customers get the Global Support Pack, which includes a SIM card, a user reference guide, and details on accessing the Global Help Desk for 24-hour customer support, seven days a week. Customers also receive a calling card to make free support calls from any landline phone while traveling outside of the U.S. to technical support if the BlackBerry 8830 is lost, broken or stolen.

Pricing and Availability

The BlackBerry 8830 World Edition in red will be available online Friday at www.verizonwireless.com for $299.99 after a $100 rebate with a new two-year customer agreement. An additional $100 credit toward the purchase of the handset is available for customers who sign up for qualifying voice and data plans at the time of purchase. Verizon Wireless enterprise customers can contact their Verizon Wireless Business Sales Representative at 1-800-VZW-4BIZ to purchase the smartphone. The BlackBerry 8830 World Edition in red will be available in Verizon Wireless Communications Stores on Feb. 8.

With Global BlackBerry service from Verizon Wireless, customers get unlimited e-mail in the United States, Canada and more than 90 countries worldwide for $64.99 monthly access with a qualifying voice plan, or for $69.99 monthly access without a voice plan. Customers can add a “Pay As You Go” data feature to any qualifying voice plan for an additional $20 per Megabyte. Customers who want to use the BlackBerry 8830 smartphone for e-mail solely in the U.S. may opt for an unlimited e-mail plan starting at $49.99 monthly access.

For more information on the BlackBerry 8830 World Edition Smartphone in red (or the original silver color finish) and Global BlackBerry service from Verizon Wireless, visit www.verizonwireless.com/blackberry or www.verizonwireless.com/vzglobal.

# # #

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable wireless voice and data network, serving 65.7 million customers. Headquartered in Basking Ridge, N.J., with 69,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  For more information, go to: www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:

Verizon Wireless

Brenda Boyd Raney

908.559.7518

Brenda.Raney@verizonwireless.com

Brodeur (PR Agency for RIM)

Marisa Conway

212.515.1924

mconway@brodeur.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-

looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

January 31, 2008

FOR IMMEDIATE RELEASE

BLACKBERRY PROFESSIONAL SOFTWARE OFFERS VERIZON WIRELESS CUSTOMERS A COST-EFFECTIVE ENTERPRISE-GRADE MOBILE SOLUTION

BASKING RIDGE, N.J., and WATERLOO, Ontario – Verizon Wireless, the company with the nation’s most reliable wireless voice and data network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today announced the availability of BlackBerry® Professional Software, a wireless e-mail and data solution specifically designed for small- and medium-sized businesses. Based on the core functionality of BlackBerry® Enterprise Server, BlackBerry Professional Software gives smaller organizations enterprise-grade security, control and performance for a fraction of the cost.

“Our small business customers now have a mobility solution that allows user-friendly wireless access to e-mail, calendar, Internet, and intranet applications with advanced security,” said Rob Miller, vice president – marketing for Verizon Wireless. “BlackBerry Professional Software from Verizon Wireless addresses the needs of small businesses for an in-house solution that is affordable, simple to install and easy to manage.”

Providing access for up to 30 wireless users, BlackBerry Professional Software can be installed onto a company’s in-house Microsoft® Exchange or IBM® Lotus® Domino® messaging and collaboration server, eliminating the need for additional hardware and operating system licenses. The solution tightly integrates with the messaging server to provide synchronized and secure wireless access to e-mail, calendar, contacts, notes, tasks, and other applications.

BlackBerry Professional Software provides smaller companies with the protection that is trusted and accredited by organizations around the world. BlackBerry Professional Software also provides support for Java- and Internet-based applications. As a result, customers can develop custom Java- or Internet-based applications for mobile employees and use any of the thousands of third party applications developed for the BlackBerry platform.

BlackBerry Professional Software is available from Verizon Wireless for up to five users for $549.99, or $849.00 for up to 10 users. Both options can be expanded to support up to 30 wireless users with the purchase of additional standard Client Access Licenses (CALs) and can easily be upgraded to the BlackBerry Enterprise Server as the organization grows. The software is available in multiple languages, including English, Spanish, French, German, and Italian. Existing Verizon Wireless customers using BlackBerry Enterprise Server – Small Business Edition can upgrade to BlackBerry Professional Software at no charge by going to www.blackberry.com/go/professionaldownload and downloading the software. Customers who opt for the BlackBerry Professional Software will want to choose from Verizon Wireless Nationwide Email Calling Plans starting at $79.99 monthly access for 450 voice minutes and an unlimited data allowance for e-mail and Web browsing.

Verizon Wireless offers a host of business applications and solutions for a variety of industries – from distribution, construction, manufacturing, and healthcare to retail, professional services, government, and public safety. To learn more about Verizon Wireless’ offerings for business customers, customers can go to www.verizonwireless.com or contact their Verizon Wireless Sales Representative at 1-800-VZW-4BIZ.

# # #

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable wireless voice and data network, serving 65.7 million customers. Headquartered in Basking Ridge, N.J., with 69,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  For more information, go to: www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts

Verizon Wireless

Brenda Boyd Raney

908.559.7518

Brenda.Raney@verizonwireless.com

Brodeur (PR Agency for RIM)

Marisa Conway

212.515.1924

mconway@brodeur.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 31, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations